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SECU  ISSION

11015136

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC ~~Mail Processing~~ SEC FILE NUMBER

8-52993

~~Section~~

FEB 28 2011

Information Required of Brokers and Dealers Pursuant to Section 17 of the Washington, DC
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder 110

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING___ ___12/31/10___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

562 5th Avenue 7th FL

(No. and Street)

New York	NY	10036-4802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Sanfratello   917-542-2102

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



LEUMI INVESTMENT SERVICES INC.
MEMBER FINRA, SIPC

OATH OR AFFIRMATION

We, Hillel Waxman and John J. Sanfratello, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement pertaining to the firm of Leumi Investment Services, Inc., as of December 31, 2010, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Hillel Waxman
President

John J. Sanfratello
Chief Financial Officer

PETER J. CALABRESE
Notary Public, State of New York
No. 01CA6126156
Qualified in Suffolk County
Commission Expires April 25, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 an the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ .(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

562 Fifth Avenue
New York, NY 10036
212.407.4353
212.407.4351 fax
www.leumiusa.com

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2010

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Leumi Investment Services Inc.

We have audited the accompanying statement of financial condition of Leumi Investment Services Inc. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Leumi Investment Services Inc. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2011

1

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)

Statement of Financial Condition

December 31, 2010

Assets

Cash	$ 4,690,153
Deposit with clearing organization	100,000
Securities owned – at fair value	23,186,730
Receivable from clearing organization	1,347,756
Equipment and leasehold improvements, less accumulated depreciation and amortization of $152,848	24,901
Deferred tax assets	963,051
Prepaid expenses	107,568
Other assets	427,034
Total assets	$ 30,847,193

Liabilities and shareholder's equity

Liabilities:

Accounts payable	$ 540,046
Liabilities in respect of employee benefit plans	1,660,139
Payable to Parent	3,167,614
Total liabilities	5,367,799

Shareholder's equity:

Common stock, $1.00 par value; authorized, 100 shares, 10 shares issued and outstanding	10
Additional paid-in capital	3,115,537
Accumulated other comprehensive loss	(957,157)
Retained earnings	23,321,004
Total shareholder's equity	25,479,394
Total liabilities and shareholder's equity	$ 30,847,193

See notes to statement of financial condition.

2

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)

Notes to Statement of Financial Condition

December 31, 2010

1. Organization and Summary of Significant Accounting Policies

Leumi Investment Services Inc. ("LISI" or the "Company") is a wholly owned subsidiary of Bank Leumi USA (the "Parent"), which is a subsidiary of Bank Leumi Le-Israel Corporation ("BLL Corp."). BLL Corp. is a wholly-owned subsidiary of Bank Leumi Le-Israel B.M. (the "Bank"), a banking corporation organized in Israel, with subsidiaries and affiliates throughout the world. LISI provides brokerage services to individual and institutional customers located throughout the world.

LISI is a registered securities broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All securities are cleared through another broker-dealer on a fully disclosed basis.

The following is a summary of the significant accounting policies:

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities in the accompanying statement of financial condition. Such estimates include the useful lives of equipment and leasehold improvements, fair value of financial instruments, calculation of pension and post-retirement benefits, fair value of pension plan assets, and realization of deferred tax assets. Actual results could differ from such estimates.

Income Taxes: LISI's results of operations are included in the consolidated U.S. Federal income tax return of BLL Corp. LISI uses the asset and liability method in providing for income taxes. Federal income taxes are calculated as if LISI filed its income tax return on a separate-company basis. State and local income tax returns are prepared on a separate-return basis. Under the asset and liability method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes using currently enacted tax laws. A valuation allowance on the deferred tax asset is established when in the judgment of management it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized.

1. Organization and Summary of Significant Accounting Policies (continued)

Securities Owned and Sold, Not Yet Purchased: Proprietary securities transactions settling regular-way are recorded on a trade-date basis. Securities held principally for resale in the near term are classified as trading and are recorded at their fair value.

Equipment and Leasehold Improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

Fair Value of Financial Instruments: All financial assets and liabilities are carried at fair value or amounts that approximate fair value. In accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures,* the fair value of these financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

Employee Benefit Plans: The cost of pension and other post-retirement plans is determined on the basis of actuarial valuations. LISI participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees and receives an allocation of such costs.

The following is a summary of the recently adopted accounting standards:

Improving Disclosures about Fair Value Measurements: In January 2010, the Financial Accounting Standards Board issued updated guidance on improving disclosure about fair value measurements. This update provides amendments to ASC 820-10 that require new disclosures as follows: (i) disclose separately the amounts of significant transfer in and out of Levels 1 and 2 fair value measurements and describe the reason for the transfer; and (ii) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), an entity should present separately information about purchases, sales, issuances, and settlements. The adoption of the new guidance did not have a material impact on the Company's statement of financial condition.

2. Securities Owned

As of December 31, 2010, LISI has investments in treasury bills and notes of $23,186,680 and a corporate bond of $50 which mature within one year and are classified as trading securities. These investments are stated at fair value based on quoted market bid prices.

3. Net Capital and Other Regulatory Requirements

LISI is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2010, LISI had net capital of $19,337,248, which was $18,979,395 in excess of the minimum requirement. LISI's ratio of aggregate indebtedness to net capital was 0.28 to 1.

4. Income Taxes

As of December 31, 2010, LISI had gross deferred tax assets of $963,051, primarily due to net unrealized actuarial losses on employee benefit plans, and the book and tax depreciation difference on fixed assets. Management believes that the deferred tax assets will be fully utilized in the future. Accordingly, no valuation allowance has been recorded.

The 2006 through 2008 tax returns of LISI are under examination by the New York State Department of Taxation and will remain open until completion of the examination.

At December 31, 2010, LISI did not have any unrecognized tax benefits. LISI does not expect significant changes in the unrecognized tax benefits to occur within the next 12 months.

5. Related Party Transactions

LISI has cash of $4,508,252 held in an interest free checking account with the Parent as of December 31, 2010.

Pursuant to a service agreement, the Parent provided certain operating and other administrative support facilities and services to LISI. Such facilities and services include treasury management and operation, use of office space, payroll, accounting, and other administration.

6. Financial Instruments with Off-Balance Sheet Credit Risk and Concentration of Credit Risk

LISI applies the provisions of ASC 460, *Guarantees,* which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, LISI's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. LISI has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by LISI. LISI's liability under these arrangements is not quantifiable. However, the potential for LISI to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. As of December 31, 2010, there were no amounts owed to the clearing broker by these customers.

LISI utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose LISI to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. LISI's liability under these arrangements is not quantifiable.

7. Commitments and Contingencies

LISI is subject to certain legal actions which arise out of the normal course of business. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition of LISI.

8. Employee Benefit Plans

LISI participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees. The costs of the pension and other post-retirement plans are determined on the basis of actuarial valuations. The Parent measures the plan assets and the benefit obligations at each fiscal year-end and recognizes the compensation cost of employee's pension benefits (including prior service cost) over the employee's approximate service period. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets. The Parent amortizes (as a component of employee benefit expense) unrecognized net gains and losses over the average future service of active participants to the extent that the gain/loss exceeds 10% of the greater of the projected benefit obligation or the fair value of plan assets.

8. Employee Benefit Plans (continued)

LISI also participates in the Parent's defined contribution Sheltered Savings Plan that covers substantially all employees who have completed one year of service. LISI's contribution is 50% of each participant's contribution but is limited to 3% of base compensation for employees who joined LISI on or before December 31, 2006. A participant hired on or after January 1, 2007, who is not eligible to participate in the defined benefit pension plan sponsored by the Parent, will receive a matching contribution equal to 50% of his/her salary deduction up to 6% of eligible earnings during the first three years of employment. After completing three years of service, the amount of matching contribution will increase to 66.67% of his/her salary deduction up to 6% of eligible earnings. After completing five years of service, the amount of matching contribution will be increased to 88.33% of his/her salary deduction up to 6% of eligible earnings. After completing nine years of service, the amount of matching contribution will be increased to 100% of his/her salary deduction up to 6% of eligible earnings. As of October 1, 2008, any new hire will automatically be enrolled in the Sheltered Savings Plan. The default contribution is 6%. The new retirement target funds will be the default funds if no election is made. As of November 1, 2008, existing employees who are not participating in the Sheltered Savings Plan are also automatically enrolled. Participants may elect to contribute up to 25% of their base salary up to a maximum of $16,500, subject to Internal Revenue Service limitations.

Effective January 1, 2010, the Sheltered Savings Plan was revised to comply with changes to rules under Internal Revenue Code section 415 made by recent legislation and revised final Treasury regulations issued June 11, 2007. The changes included increasing the statutory limits on compensation and benefits; changing certain actuarial assumptions and interest rates; altering the elements of compensation used to calculate the 415 limit; and modification of how the limit is adjusted in various circumstances, such as for benefit commencement at other than Normal Retirement Age.

As defined under the Sheltered Savings Plan, after March 31, 2010, the Company will make a non-elective contribution to a new Sheltered Savings Plan Retirement Account, only for those employees who are active participants in the Employees Retirement Income Plan. The amount will equal 3% of the participant's compensation paid during the 12 consecutive months beginning January 1 and ending December 31 (plan year). The contribution is expected to be made for each plan year shortly after the close of the year, but only to participants who are employed as of the last day of the plan year. As with other amounts in their account, participants will be able to direct the investment of these contributions among the investment options offered under the Sheltered Savings Plan. The same vesting schedule that applies to the matching contributions will apply to this new contribution (five-year graded vesting).

8. Employee Benefit Plans (continued)

Effective April 1, 2010, the rate of future additions to the Employees Retirement Income Plan benefit will decrease from 1.75% to 1%. In addition, for those eligible for a lump-sum optional form of payment, participants will only be able to receive the portion of benefit calculated using the credited service as of March 31, 2010 as a lump sum. Benefits calculated using credited service after March 31, 2010 can only be received as an annuity.

9. Fair Value of Financial Instruments

Securities owned are stated at fair value based on bid quoted market prices. These securities are actively traded in the market and, thus, fall under Level 1 hierarchy of fair value. LISI's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

Ernst & Young LLP

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located in the United States.





STATEMENT OF FINANCIAL CONDITION

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
December 31, 2010
With Report of Independent Registered Public Accounting
Firm

Filed in accordance with rule 17a-5 (e)(3) as a public document

Ernst & Young LLP

